UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED

PURSUANT TO § 240.13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Tengion, Inc.

(Name of Issuer)

Common Stock, $.001 par value

(Title of Class of Securities)

88034G109

(CUSIP Number)

Neil P. Ayotte, Esq.

Vice President, Interim General Counsel and Secretary

Medtronic, Inc.; World Headquarters

710 Medtronic Parkway

Minneapolis, Minnesota 55432

Telephone: (763) 514-4000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 15, 2013

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13d

CUSIP No. 88034G109

1	Names of Reporting Persons Medtronic, Inc.
2	Check the Appropriate Box if a Member of a Group (see Instructions)** (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) WC
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Minnesota
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 274,940[1]
	8	Shared Voting Power 0
	9	Sole Dispositive Power 274,940[1]
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 274,940[1]
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 4.99%[2]
14	Type of Reporting Person (see Instructions) CO

[1]	Consists of 247,350 shares of Issuer common stock, par value $0.001 (“Common Stock”) and currently exercisable warrants to purchase 27,590 shares of Common Stock. The Reporting Person also holds warrants to purchase an additional 13,329,346 shares of Common Stock effective on the 61st day after notice is given to the Issuer. All warrants held by the Reporting Person may be exercised to the extent that the total number of shares of Common Stock then beneficially owned by the Reporting Person, together with its affiliates and any other persons or entities whose beneficial ownership is attributable thereto, does not exceed 4.99% of Common Stock then issued and outstanding. The Reporting Person may request an increase up to 9.99% of the then-outstanding shares, effective on the 61st day after notice is given to the Issuer. All share and warrant amounts and exercise prices in this filing have been adjusted to reflect certain equity issuances by the Issuer on February 15, 2013, April 2, 2013, July 1, 2013, and October 1, 2013.
[2]	Based on a total of 5,482,247 shares of Common Stock outstanding as of November 25, 2013 as reported by the Issuer on its Form 10-Q filed on December 2, 2013, and an additional 27,590 shares which may be acquired pursuant to currently exercisable warrants, as further described in footnote 1 above.

SCHEDULE 13D

The following constitutes Amendment No. 2 (“Amendment No. 2”) to the Schedule 13D filed by the undersigned on April 13, 2011 and amended on January 11, 2013 (the “Schedule 13D”). This Amendment No. 2 amends the Schedule 13D as specifically set forth herein.

Item 2. Identity and Background.

Item 2 is amended and restated in its entirety as follows.

(a), (b) and (c)

Medtronic, Inc. (“Medtronic” or the “Reporting Person”), 710 Medtronic Parkway N.E., Minneapolis, MN 55432, is a Minnesota corporation, principally engaged in the business of therapeutic medical technology, specializing in implantable and interventional therapies. Information is provided below with respect to persons who are directors and executive officers of the Reporting Person. The business address for each person listed below is 710 Medtronic Parkway, Minneapolis, MN 55432.

Name	Present Principal Occupation

Directors:

Richard H. Anderson Scott C. Donnelly	Chief Executive Officer, Delta Air Lines Inc.; 1040 Delta Blvd., Atlanta, GA 30354 Chairman and Chief Executive Officer, Textron Inc.; 40 Westminster Street, Providence, RI 02903

Victor J. Dzau, M.D.	Chancellor of Health Affairs, Duke University; 106 Davison Building DUMC 3701, Durham, NC 22710

Omar Ishrak	Chairman and Chief Executive Officer, Medtronic

Shirley Ann Jackson, Ph.D.	President, Rensselaer Polytechnic Institute, 110 8th Street, Troy Building, Troy, NY 12180

Michael O. Leavitt	Founder and Chairman, Leavitt Partners, 299 South Main Street, Suite 2300, Salt Lake City, UT 84111

James T. Lenehan	Financial Consultant and Retired Vice Chairman and President, Johnson & Johnson; 1586 Hampton Rd., Rydal, PA 19046

Denise M. O’Leary	Private Venture Capital Investor, 618 Mountain Home Rd., Woodside, CA 94062

Kendall J. Powell	Chairman and Chief Executive Officer, General Mills; One General Mills Blvd., Minneapolis, MN 55426

Robert C. Pozen	Chairman, MFS Investment Management, 500 Boylston Street, Boston, MA 02116

Preetha Reddy	Managing Director, Apollo Hospitals Enterprise Limited, 21 Greams Lane, Off Greams Road, Chennai, 600006 India

Executive Officers of Medtronic (Who Are Not Directors):

Michael J. Coyle	Executive Vice President and Group President, Cardiac and Vascular Group

Christopher J. O’Connell	Executive Vice President and Group President, Restorative Therapies Group

Catherine M. Szyman	Senior Vice President and Group President, Diabetes Group

Gary L. Ellis	Senior Vice President and Chief Financial Officer

Richard E. Kuntz, M.D.	Senior Vice President and Chief Scientific, Clinical and Regulatory Officer

Geoffrey S. Martha	Senior Vice President, Strategy and Business Development

Carol A. Surface	Chief Human Resources Officer

Neil P. Ayotte	Vice President, Interim General Counsel and Secretary

(d) and (e)

Neither the Reporting Person nor any of the persons listed above has, during the last five years, been convicted in a criminal proceeding or was, during the last five years, a party to a civil proceeding as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)

All of the individuals referred to above are United States citizens.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended to add the following:

On February 15, 2013, April 2, 2013, July 1, 2013 and October 1, 2013, the Issuer issued shares of Common Stock (the “Interest Shares”), or a combination of Interest Shares and warrants to purchase Common Stock (the “Interest Warrants”), for nominal consideration (each, an “Issuance” and, collectively, the “Issuances”). Such Issuances were made as interest payments on certain notes issued by the Issuer. Pursuant to the terms of the Amended and Restated Warrants issued to the Reporting Person effective December 31, 2012 (the “Amended and Restated Warrants”), certain of these Issuances triggered adjustments to the exercise price and the number of shares of Common Stock issuable upon exercise of the Amended and Restated Warrants.

Prior to these Issuances, the Reporting Person held 247,350 shares of Common Stock and 4,857,068 Amended and Restated Warrants with an exercise price of $1.10 per warrant. Pursuant to the automatic adjustment provision of the Amended and Restated Warrants, the Reporting Person now holds 247,350 shares of Common Stock and 13,356,936 warrants with an exercise price of $0.40 per warrant.

Item 5. Interest in Securities of the Issuer.

Item 5 is hereby amended and restated to read as follows:

The Reporting Person beneficially owns 274,940 shares of Common Stock, which is equal to 4.99% of such class of securities. The aggregate percentage of shares reported as owned by the Reporting Person is based upon 5,482,247 shares of Common Stock outstanding as of November 25, 2013 as reported by the Issuer on its Form 10-Q filed on December 2, 2013.

The Reporting Person holds 247,350 shares of Common Stock and fully vested Amended and Restated Warrants to purchase 13,356,936 shares of Common Stock. The Amended and Restated Warrants may be exercised to the extent that the total number of shares of Common Stock then beneficially owned by the Reporting Person, together with its affiliates and any other persons or entities whose beneficial ownership is attributable thereto, does not exceed 4.99% of Common Stock then issued and outstanding. The Reporting Person may request an increase up to 9.99% of the then-outstanding shares, effective on the 61st day after notice is given to the Issuer. Of the 13,356,936 Amended and Restated Warrants, 27,590 are currently exercisable in accordance with the foregoing provision.

All share and warrant amounts and exercise prices in this filing have been adjusted to reflect the Issuances on February 15, 2013, April 2, 2013, July 1, 2013, and October 1, 2013.

(a)	Aggregate Percentage: Approximately 4.99%.

(b)	1. Sole power to vote or direct vote: 274,940.

2. Shared power to vote or direct vote: None.

3. Sole power to dispose or direct the disposition: 274,940.

4. Shared power to dispose or direct the disposition: None.

(c) Aside from the automatic adjustments described in Item 3, there have been no other transactions in Issuer Common Stock by the Reporting Person during the past 60 days or within 60 days of any Issuance.

(e) As of the Issuance on October 1, 2013, the Reporting Person ceased to be a beneficial owner of more than five percent of Common Stock.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 9, 2013	By:	/s/ Gary L. Ellis
Print Name: Gary L. Ellis
Print Title: Senior Vice President and Chief Financial Officer